FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	March	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated March 31, 2005 (“Research In Motion and T-Mobile Expand BlackBerry Into Hungary and The Czech Republic ")	Page No 2

Document 1

March 31, 2005

FOR IMMEDIATE RELEASE

Research In Motion and T-Mobile Expand BlackBerry Into Hungary and The Czech Republic

Waterloo, ON – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) and T-Mobile have expanded the reach of BlackBerry® with the introduction of the BlackBerry 7290 Wireless Handheld™ and BlackBerry Enterprise Server™ v4.0 in Hungary and The Czech Republic. BlackBerry is an award winning wireless platform that keeps mobile customers connected to the people, data and resources that drive their day.   BlackBerry Wireless Handhelds™ combine phone, email, text messaging, organizer, web and corporate data applications in a single device. The Java™-based BlackBerry 7290™ builds upon the proven BlackBerry experience with new features including a quad-band phone, Bluetooth support, a brighter color screen and increased memory — all while maintaining excellent battery life. The BlackBerry 7290 is ideal for mobile professionals who want a superior wireless e-mail and data experience combined with a built-in phone, all in a single, compact device.

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange, IBM Lotus® Domino™ and Novell GroupWise™ and works with existing enterprise systems to enable secure, push-based, wireless access to email and other corporate data. The newly introduced BlackBerry Enterprise Server v4.0 offers exceptional manageability, enhanced security and simplified application development.  T-Mobile International, a wholly-owned subsidiary of Deutsche Telekom, was established in December 1999. Deutsche Telekom, within the group, holds direct or indirect investments in mobile communications companies in Europe and the USA, including T-Mobile Czech Republic and T-Mobile Hungary Telecommunication Company Limited.

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About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts: Courtney Flaherty Brodeur Worldwide for RIM +1 212.771.3637 cflaherty@brodeur.com Hotwire PR for RIM +44 207 608 2500 Investor Contact: RIM Investor Relations (519) 888-7465 investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	March 31, 2005	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller